NEWS RELEASE
September 7, 2018

GUATEMALAN CONSTITUTIONAL COURT RESOLUTION PROVIDES PATH FORWARD FOR ESCOBAL MINE RESTART

Tahoe to host conference call on Monday, September 10th at 10am ET (7am PT)

VANCOUVER, British Columbia – September 7, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) reports additional information regarding the Company’s understanding of the Guatemalan Constitutional Court’s final resolution issued on September 3, 2018 (“the resolution”) related the Escobal mining license.

Jim Voorhees, Tahoe Resources President and Chief Executive Officer, commented: “While we are disappointed that the Constitutional Court has made the decision to maintain the suspension of the Escobal mining license during the court ordered ILO 169 consultation process, we are pleased that a resolution has finally been reached after a prolonged period of inaction in the legal system. The final resolution provides a comprehensive path forward for the Ministry of Energy and Mines (MEM) to conduct the ILO 169 consultation as well as the specific requirements of each of the parties involved. Upon the completion of the consultation process and the other requirements outlined in the resolution, we expect to be in a position to restart operations at Escobal.”

Mr. Voorhees continued: “It is our firm belief that a productive Escobal is in the best interest of all of our stakeholders, including the Government of Guatemala, our workforce, the local communities, the Xinka indigenous communities, our suppliers, and Tahoe’s shareholders. We will respect the court’s decision, and we will support MEM in fostering a thorough, productive, and good-faith consultation process with the goal of restarting operations at Escobal in a manner that is mutually-agreeable to the Xinka indigenous communities included in the ILO 169 process. We also intend to use this time to engage with other community members who are interested in productive dialogue with the Company. Once this process is complete, we look forward to restarting operations at Escobal and becoming a contributing member of the Guatemalan economy once again.”

Information Regarding the Consultation Process

The Guatemalan Constitutional Court’s resolution outlines a four stage consultation process that provides a legal path towards restarting the Escobal mine. The four stages include: (1) review, (2) pre-consultation, (3) consultation and (4) Supreme Court verification.

Stage 1 – Review: Before the consultation can start, the Ministry of Environment (MARN) is required to work with the original consultant responsible for Escobal’s Environmental Impact Study (EIS) issued in 2011 in order to reconfirm the area of influence. The original EIS defined the area of influence as 10 communities within the municipality of San Rafael Las Flores, where the Escobal mine is located. Upon their review and reconfirmation of the area of influence, MARN is required to issue a formal resolution that defines the area to be used by the Ministry of Energy and Mines (MEM) during the ILO 169 consultation process.

Stage 2 – Pre-Consultation: The formal consultation process starts with the pre-consultation stage. The primary purpose of the pre-consultation stage is to define and agree to the terms, timeline and mechanisms under which the consultation will take place. This stage is to be moderated by MEM and to include various government agencies, ministries, academic institutions and community leaders along with Minera San Rafael (MSR) representatives.

Stage 3 – ILO 169 Consultation: During the consultation stage the formal dialogue process takes place, in accordance with the terms agreed to during Stage 2. The principal counterparties involved in the dialogue process during this stage are limited to three: the Xinka indigenous communities who reside in the project’s area of influence (or their designated representatives), MSR’s representatives, and MEM, as the process coordinator.

Stage 4 – Supreme Court Verification: Upon conclusion of the consultation process, MEM is required to submit the details and final results of the consultation process to the Guatemalan Supreme Court. The Supreme Court will then hold a hearing to certify with all three parties that the ILO 169 consultation process as outlined in the Constitutional Court’s resolution has been followed. After verification by the Supreme Court of the consultation process and the completion of others studies requested in the resolution, the Escobal license can be reinstated and the Company will be permitted to restart operations.

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Information Regarding ILO 169

ILO 169 is the United Nation’s International Labor Organization (ILO) convention regarding Indigenous and Tribal Peoples in Independent Countries. The cornerstone principles of the ILO 169 Convention are consultation and participation – principles that Tahoe embraces. The Convention is intended to be an instrument for good governance and a tool for conflict resolution and reconciliation of diverse interests. The Convention does not contemplate a veto of development projects. In the case of the Escobal mine, a successful consultation process will identify any concerns from the Xinka indigenous communities in the area of influence and seek to determine, in good faith, acceptable mitigations to those concerns in order for the mine to restart operations.

Additional Requirements

In addition to the ILO 169 consultation process held by MEM, the Constitutional Court also established other requirements that must be completed as a condition for the Company to restart operations at Escobal, including studies related to archeology, health, and environmental compliance to confirm that the mine is meeting required standards.

Timeline for Completion:

The Constitutional Court resolution does not define a timeline for completion of the consultation process. It does mandate, however, that all parties must agree to a satisfactory timeline during the pre-consultation stage. While we cannot predict the timeline for completion of the consultation process, in a case involving the OXEC hydroelectric plant, MEM completed the consultation within 6 months.

Conference call

Tahoe will host a conference call for the investment community on Monday, September 10th at 10am ET (7am PT) to discuss the resolution in more detail as well as the Company’s plans moving forward. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.tahoeresources.com

Participant call-in numbers:
1-800-319-4610 (toll free from Canada and the U.S.)
1-604-638-5340 (international)

About Tahoe Resources

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements related to the Guatemalan Constitutional Court’s formal resolution regarding Escobal’s mining license, the requirement that MEM complete ILO 169 Consultation before the mining license can be reinstated, the description of the four stage process outlined in the resolution and the Company’s expectation that it will be permitted to restart operations once the Guatemala Supreme Court has verified the consultation process and the other requirements of the Constitutional Court’s final resolution have been complied with.

Forward-looking statements are based on certain assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such assumptions include the assumption that compliance with the Constitutional Court’s final resolution will result in the Company being permitted to restart operations at Escobal, and such risks include the timing for completion and results of the proposed ILO 169 Consultation with the Xinka communities in the region of the Escobal mine and the risk that the Supreme Court does not verify the consultation process or the risk that the Company is seen as not having complied with all of the terms of the Constitutional Court’s final resolution. Assumptions, risks and uncertainties are discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

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